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SEC 14045267 ISSION

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SEC Mail Processing Section
APR 8 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSA Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3110 Main Street, Ste. 310
(No. and Street)

Santa Monica (City) CA (State) 90405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandre Cohen 310-392-7607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak LLP
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Blvd. Ste. 700 (Address) Los Angeles (City) CA (State) 90024 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexandre Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSA Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Financial Operations
Title

See attached CA Jurat Form
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 1 day of April, 2014, by

(1) Alexandre Cohen,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(~~

~~(and~~

(2) ________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JENNY CASTRO
Commission # 1954304
Notary Public - California
Los Angeles County
My Comm. Expires Sep 29, 2015

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ________

Document Date: ________ Number of Pages: ________

Signer(s) Other Than Named Above: ________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MSA SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013 and 2012 (RESTATED)

SingerLewak

Accountants & Consultants

SingerLewak
Accountants & Consultants

MSA SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2013 and 2012 (RESTATED)

Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SingerLewak LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
Silicon Valley
San Francisco

SINCE 1959

INDEPENDENT AUDITOR'S REPORT

To the Managing Member
MSA Securities, LLC
Santa Monica, California

Report on the Financial Statement

We have audited the accompanying statements of financial condition of MSA Securities, LLC (the "Company") as of December 31, 2013 and 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement").

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

10960 Wilshire Blvd., 7th Floor Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070

877.754.4557

To the Managing Member
MSA Securities, LLC
Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the 2012 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

SingerLewak LLP

Los Angeles, California
April 1, 2014

MSA SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012 (Restated)

	2013	2012 (Restated)
ASSETS		
Assets		
Cash	$ 21,725	$ 8,629
Prepaid expenses	1,364	246
Investment in Profits Interest, at fair value	547,868	206,122
Total assets	**$ 570,957**	**$ 214,997**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$ 826	$ -
Members' Equity		
Total members' equity	570,131	214,997
Total liabilities and members' equity	**$ 570,957**	**$ 214,997**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS

MSA Securities, LLC (the "Company") was incorporated on December 11, 2008 in the State of Delaware and conducts business from a single office located in Santa Monica, California. The primary purpose of the Company is to operate as an introducing broker-dealer. During the year ended December 31, 2012, the Company began negotiating and structuring issuances of securities and other M&A transactions on behalf of clients and engaging in related activities in furtherance of such purposes. The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 – PRIOR PERIOD ADJUSTMENT

The Company did not value the profits interest that it held in an investment from a consulting agreement signed on January 31, 2012. Accordingly, the Company has restated its December 31, 2012 audited financial statement to correct this error and appropriately include the value of the investment. The impact of the restatement on the December 31, 2012 audited financial statements is as follows:

Financial Statement Caption	As Reported	Adjustment	As Restated
Investments in profits interest	$ -	$ 206,122	$ 206,122
Members' equity	$ 8,875	$ 206,122	$ 214,997

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

The Company adopted FASB ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

ASC 820 establishes a three-level valuation hierarchy of valuation techniques that is based on observable and unobservable inputs. Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The first two inputs that may be used to measure fair value are considered observable and the last unobservable, and they include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

At December 31, 2013 and 2012 (restated), the Company has financial assets that consist of cash, which is measured at fair value using quoted prices for identical assets in an active market (Level 1 of the fair value hierarchy). The carrying amounts of prepaid expenses approximate their fair value because of the short maturity of this instrument. The Company has an investment in a non-public limited liability company. The fair value of the Company's investment is based on the market approach and is classified as Level 3 of the fair value hierarchy.

NOTE 4 – INVESTMENTS

Effective January 31, 2012, the Company became a 3% Class B member of a limited liability company that provides a full range of integrated marketing communication services. As a Class B member, the Company has the rights to receive distributions (liquidating or otherwise) with no voting rights. The fair value of the Company's interest in the company (the "Profits Interest") is based on the market approach. In accordance with ASC 820, the investment is classified within Level 3, since there are no active markets for this investment.

NOTE 4 – INVESTMENTS (Continued)

The following table summarizes the Company's financial assets and liabilities by the fair value hierarchy levels in accordance with ASC 820 as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Investment in Profits Interest	$ -	$ -	$ 547,868	$ 547,868
Total	**$ -**	**$ -**	**$ 547,868**	**$ 547,868**

The following table summarizes the Company's financial assets and liabilities by the fair value hierarchy levels in accordance with ASC 820 as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Investment in Profits Interest	$ -	$ -	$ 206,122	$ 206,122
Total	**$ -**	**$ -**	**$ 206,122**	**$ 206,122**

The changes in its investment, which classified as Level 3, are as follows for the years ended December 31:

	2013	2012
Beginning balance	$ 206,122	$ -
Proceeds from investment distributions	(259,778)	-
Receipt of investment in Profits Interest	-	206,122
Changes in value	601,524	-
Ending balance	**$ 547,868**	**$ 206,122**

NOTE 4 – INVESTMENTS (Continued)

The following table represents the Company's level 3 financial assets, the valuation techniques used to measure the fair value of the financial assets and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
Investment in Profits Interest	$ 547,868	Market Method	Discount Lack of Marketability	Discount of 20%
			Profit	Unaudited Financial Results Used*

* The audited financial statements for the year ended December 31, 2013 were unavailable, and unaudited financial results were used in the valuation of the investment in Profits Interest. The audited financial statements for the year ended December 31, 2012 were available and used in the valuation of the investment in Profits Interest.

NOTE 5 – RELATED PARTY

The managing member of the Company has an ownership interest in Main Street Advisors, Inc., which provides management services to the Company free of charge.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 1, 2014, the date on which the financial statements were issued. No events or transactions have occurred during this period that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION